November 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 838-9190

Mr. Donald A. Wojnowski, Jr.
Chief Executive Officer
Empire Financial Holding Company
2170 West State Road 434 – Suite 100
Longwood, Florida 32779

> **Re:** **Empire Financial Holding Company**
>
> **Amendment Number One to Registration Statement on Form S-3**
> **Filed on October 25, 2006**
> **File Number 333-136822**
>
> **Form 10-KSB for December 31, 2004 and December 31, 2005**
> **File Number 001-31292**
>
> **Form 10-QSB for the quarters ending**
> **June 30, 2005 and 2006 and September 30, 2006**

Dear Mr. Wojnowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note your response to comment number 1. Please revise with a brief analysis with respect to the securities laws as to state why you believe that you do not need to register the options or the common shares underlying them.

2. We note your response to comment number 5, however, we do not see your
    description of the warrants and preferred stock. Please revise or direct us to
    where you have included your description.

Form 10-KSB for Amendment Number One for the Fiscal Year Ended on December 31,
2005 and Filed on May 2, 2006

3. We note your response to comment number 29. Please indicate where or in which
    document you have provided the revision.

Form 10-KSB for Fiscal Year Ended December 31, 2004

4. Please refer to prior comment 25 regarding shares and warrants issued to
    employees. We believe APB 25 requires you to evaluate the fair value of stock
    based instruments in determining whether compensation expense has been
    incurred. In your response you indicate that the allocation of the shares and
    warrants was based upon the market prices of your stock; however, your previous
    response appears to indicate that a value of $1.00 per share was assigned to the
    shares, when the quoted value at the date of the agreement was $1.20. Please
    revise to disclose how you have accounted for the value of the shares and
    warrants in excess of the $1.00 per share paid for the share/warrant units.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Note 5: Equity and Stock Option Transaction, page 8

5. Please refer to prior comment 26. Your response indicates that option grants are
    required to be at the fair market value of your shares. Accordingly, the grant in
    question appears to be at an exercise price below the market value and appears to
    violate the terms of your 2000 Stock Option Plan. Please revise to disclose how
    you considered the terms of the Plan in evaluating the legality of this grant.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on May 2, 2006

Stock Transactions, page 19

6. Please refer to prior comment 32. Please provide us drafts of your intended
    revised disclosure in response to this comment.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006

Report of Independent Registered Public Accounting Firm, page F-3

7. Please refer to prior comment 41. We believe that your modification of the 2004 opinion represents an "updated" report, not a reissued report. AU Section 341 discusses specific audit procedures which would be necessary in order for a practitioner to be able to remove the going concern language. As such, we believe the performance of these audit procedures and the removal of the going concern language would warrant the dual dating of the 2004 audit opinion. Please request that your independent auditor revise the 2004 audit opinion accordingly.

Consolidated Statement of Cash Flows, page F-6

8. Please refer to prior comment 43. The change made to your cash flows from operations appears to be material and warrants the disclosures required by APB 20 for a restatement. Please revise your financial statements accordingly or provide us your analysis under SAB 99 detailing why you believe this error does not constitute a material difference warranting restatement disclosures.

9. Please refer to prior comment 45. Your current presentation on the statement of cash flows reflects a cash outflow labeled "proceeds from the sale of online trading discount business" which is actually the gain from the sale. The line item and the presentation as a cash outflow are not consistent. In order to make the cash outflow consistent with the line item, we believe it would be more appropriate to label this line item as a gain. Please revise your financial statements accordingly.

Note 1: Nature of Business, page F-10

10. Please refer to prior comments 44 to 46. While the operations prior to disposition may not have been material, the gain from the disposition of the online discount trading business represents 131% of your pretax net income. Please revise to present this gain and the associated revenues and expenses as discontinued operations consistent with the requirements of SFAS 144.

Note 5: Notes Receivable, page F-17

11. Please refer to prior comment 50. Please revise to specifically disclose how you have evaluated the collectibility of the New York and Boca Raton notes.

Note 10: Equity, page F-20

12. Please refer to prior comment 51. In order for us to better understand your accounting treatment of the issuances of shares and warrants, please revise to specifically disclose for all of your equity transactions, the following information:

- If the transaction was with an insider or if it was with an unrelated third party;
- The date of the transaction; and
- The trading price of the shares on the date of the transaction.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Note 2: Stock Based Compensation, page 7

13. Please refer to prior comment 56. Based upon your response, we are not in a position to conclude whether or not your methodology for estimating the expected volatility is appropriate; however, we would expect management to be able to assert that it has considered the guidance for estimating expected volatility outlined in paragraphs A31 to A34 of SFAS 123(R). If true, please revise your filing to disclose your consideration of the factors noted in the above referenced paragraphs. If you applied a methodology different from the methodology described in SFAS 123(R), please revise to use a corrected methodology or to disclose how you believe your methodology for estimating the expected volatility is appropriate and is consistent with the accounting principles generally accepted in the United States.

14. Please refer to prior comment 57. Your response has not addressed your basis for the classification of the fair value of the equity grant as contra equity at the grant date. As previously requested, please tell us the specific paragraphs of SFAS 123(R) you have relied upon for your basis of accounting.

Form 10-QSB for September 30, 2006…Exhibits 31.1 and 31.2

15. We reviewed your response to comment number 40, however, we note that you exclude subparagraph 4(b) and other language. Please refer to Item 601(b)(31) at http://www.sec.gov/about/forms/regs-b.pdf for the appropriate language.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Stephen A. Zelnick, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue
        New York, NY 10022